

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2013

Via E-mail
Wei Li
Chief Executive Officer
China VantagePoint Acquisition Company
555 NE 15th Street
Suite 200
Miami, FL 33132

> **Re: China VantagePoint Acquisition Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 5, 2013**
> **File No. 000-54269**

Dear Mr. Li:

We have completed our review of your filing[s]. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing[s] include[s] the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director